EXHIBIT 1.02

SIGNET JEWELERS LIMITED

CONFLICT MINERALS REPORT

FOR THE REPORTING PERIOD FROM

JANUARY 1 TO DECEMBER 31, 2013

1: INTRODUCTION AND SUMMARY OF CONFLICT MINERALS REPORT

This Conflict Minerals Report demonstrates how Signet Jewelers Limited (“Signet”) has been at the forefront of responsible sourcing in the global jewelry supply chain, and has developed and implemented rigorous protocols for its supplies of gold, tin, tungsten and tantalum (each deemed a “Conflict Mineral” as further discussed below) to ensure that all such minerals contained in Signet’s jewelry and gift products, including components, manufactured in calendar-year 2013 qualify as “DRC conflict free” as defined in Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 and Form SD thereunder.

This Conflict Minerals Report for Signet is provided in accordance with Section 13(p), Rule 13p-1 and Form SD for the reporting period from January 1 to December 31, 2013. Rule 13p-1 and Form SD were adopted by the Securities and Exchange Commission (“the SEC”) in 2012 to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”), much of which is now codified as Section 13(p) of the Exchange Act and implemented by the SEC pursuant to Rule 13p-1 and Form SD.

Section 13(p), Rule 13p-1 and Form SD work together to impose certain reporting obligations on SEC registrants whose manufactured products contain gold, tin, tantalum or tungsten (also defined by Section 13(p), Rule 13p-1 and Form SD as “Conflict Minerals”), and who have reason to believe that the products they manufacture, or contract to manufacture, contain conflict minerals that are necessary to the functionality or production of those products (“necessary conflict minerals”). If the SEC registrant has reason to believe that any of those necessary conflict minerals did originate, or may have originated, in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or is unable to determine the country of origin of those conflict minerals, the SEC registrant is required to file a Conflict Minerals Report to the SEC under cover of Form SD that includes a description of the measures it took to exercise due diligence on the conflict minerals’ source and chain of custody. In addition, this Report must be posted on the registrant’s website.

Signet has adopted a Conflict Minerals Policy and, as part of that Policy, established Responsible Sourcing Protocols (“SRSPs”) for suppliers of products that Signet manufactures or contracts to manufacture, specifically jewelry, gift products and associated products, along with any components thereof (“Products”) that contain gold and/or tin, tantalum or tungsten (“3Ts”). The SRSPs are designed not only to conform to the internationally-recognized due diligence framework designated by the SEC, the Organisation of Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and Supplements thereto (collectively, “OECD Due Diligence Guidance”), as discussed below, but also to ensure that none of the gold or 3Ts (collectively “3TG”) included in Products sold by Signet contributes to conflict anywhere in the world, including but not limited to the Covered Countries. All of Signet’s global suppliers of Products and/or necessary conflict minerals contained in any Product are required to comply with the SRSPs.

As a result of the development and implementation of the SRSPs, Signet has reasonably determined that all Products containing gold, tin, tantalum or tungsten necessary to the functionality or production of such Products are “DRC conflict free” as defined in Section 13(p) of the Exchange Act, and Rule 13p-1 and Form SD thereunder. As thus defined, the term “DRC conflict free” means that a product does not contain conflict minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the DRC or an adjoining country.

Signet’s Conflict Minerals Policy and the SRSPs can be found on the Company’s website at www.signetjewelers.com/corporate-responsibility/responsible-sourcing1

As reflected in the Conflict Minerals Policy, Signet is fully committed to the responsible sourcing of its products and the respect of human rights, and Signet expects the same from its suppliers around the world. Signet continually strives to assure its customers, employees, investors and other stakeholders that its supply chain avoids action that may directly or indirectly finance armed conflict and serious human rights violations around the world, including in particular the Democratic Republic of Congo and its adjoining countries.

Signet has been at the forefront of responsible sourcing in the jewelry supply chain. Even before Section 1502 of the Dodd-Frank Act became law, Signet has fully supported this legislation. Since Section 1502’s adoption, Signet has continued to work toward full compliance, providing comment and testimony on the SEC’s proposed implementing rules and working with a variety of private-sector organizations that likewise had the objective of developing due diligence measures that were in accordance with the statute and SEC rules, and the internationally recognized due diligence framework designated by the SEC, the OECD Due Diligence Guidance. For example, Signet is a founding and certified member of the Responsible Jewellery Council (“RJC”), an organization that is committed to promoting responsible ethical, human rights, social and environmental practices throughout the jewelry supply chain. As a founding member and active participant, Signet fully supports the RJC’s membership Code of Practices and Chain of Custody standards, which have been revised in part to ensure conformance to Section 1502 and the OECD Due Diligence Guidance.

Signet is also active in cross-sector coalitions and working groups that reach beyond the jewelry industry to ensure that companies respect human rights and avoid contributing to armed conflict. Signet supports the OECD Due Diligence Guidance, noted above, as well as the London Bullion Market Association’s (“LBMA”) Responsible Gold Guidance and the Conflict Free Sourcing Initiative (“CFSI”) – both of which were developed to facilitate compliance with Section 1502 of the Dodd-Frank Act (adding Section 13(p) to the Exchange Act) and the SEC rules thereunder, and the OECD Due Diligence Guidance specified by the SEC as the appropriate due diligence framework.

Based on these international standards and guidance, and under the auspices of its Conflict Minerals Policy, Signet developed the Signet Responsible Sourcing Protocols (“SRSPs”). The purpose of the SRSPs is to outline practical procedures that will reasonably ensure any gold, tin, tantalum, or tungsten, defined as “Conflict Minerals” by Congress, the SEC and the OECD, in Products from Signet’s suppliers (or in Products that Signet itself manufactures using necessary conflict minerals obtained from suppliers) qualify as conflict-free. Under the terms of the SRSPs, suppliers must ensure and warrant that the sources (including refineries and smelters) used to process 3TG used in Products (whether manufactured by such suppliers or by Signet itself) are in conformance with the SRSPs and are thereby conflict-free, including conformance to schemes which are widely recognized as being consistent with OECD Due Diligence Guidance, such as those offered by LBMA, CFSI and RJC. The SRSPs were established as company policy effective 1/1/2013 and require Signet’s suppliers to certify and independently verify that all Products or necessary conflict minerals supplied to Signet are compliant with the SRSPs.

For the reporting period from January 1 through December 31, 2013, through the implementation of the SRSPs, Signet conducted a good faith reasonable country of origin inquiry and exercised due diligence on the source and chain of custody of the Conflict Minerals that are necessary to the functionality or production of

[1]	The content of this and any other website referred to in this Form SD, as noted below, is included for general information only, and is not incorporated by reference into this Form SD or the accompanying Conflict Minerals Report, filed herewith as Exhibit 1.02.

the Products that Signet manufactured or contracted with others to manufacture — and that were so manufactured — from January 1, 2013 through December 31, 2013, for which the results were as follows:

Signet determined that its suppliers of Products (or of necessary conflict minerals used in Products manufactured by Signet , as the case may be) comply with the SRSPs, and through this reasonable country of origin inquiry and due diligence, Signet reasonably determined that no Products manufactured by or for Signet in calendar-year 2013 contain necessary Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries, even if any such conflict minerals originated or may have originated in a Covered Country. Accordingly, those Products that contain necessary Conflict Minerals are considered “DRC Conflict Free” as defined in Section 13(p) of the Exchange Act, Rule 13p-1 and Form SD.

As noted, Signet determined through this due diligence process, that some of its necessary conflict minerals originated or may have originated in the Covered Countries, but nevertheless qualified as “DRC conflict free”. More specifically:

•	Signet determined that a single source of tin from one direct supplier originated in the Democratic Republic of the Congo or an adjoining country and was processed by a smelter which is certified under the terms of the CFSI, and is therefore “DRC conflict free”.

•	Because Signet’s SRSP for gold is aligned with the London Bullion Market Association’s Responsible Gold Guidance, Signet had reason to believe that some gold supplies provided through the LBMA “good delivery” system may have originated in the Democratic Republic of the Congo or an adjoining country, all of which were refined by refineries which are certified under the terms of the LBMA’s Responsible Gold Guidance as “conflict free” after an independent third-party audit obtained by LBMA, and are therefore “DRC conflict free”.

The Content of any website referred to in this Conflict Minerals Report is included for general information only, and is not incorporated by reference into this Conflict Minerals Report or the accompanying Form SD, both of which have been filed with the SEC.

2: DUE DILIGENCE MEASURES

Signet conducted its RCOI and due diligence on the source and chain of custody of the necessary conflict minerals contained in its Products to ascertain whether such conflict minerals originated in the Democratic Republic of the Congo or any of its adjoining countries and, if so, whether such conflict minerals financed or benefited armed groups in any of these countries. This RCOI and due diligence process, which has taken over 2 years, required a rigorous analysis of Signet’s supply chains, and consultation with Signet’s suppliers as well as leading global organizations such as the OECD, the RJC , the LBMA), the CFSI and the US Jewelers Vigilance Committee (JVC). From this analysis and these consultations, Signet designed and implemented the SRSPs, which have led the jewelry industry in providing guidance to suppliers to ensure Products supplied to Signet which include 3TG are “DRC conflict free” within the meaning of Section 13(p) of the Exchange Act and Rule 13p-1 and Form SD thereunder.

A: Design of Due Diligence Measures: How the SRSPs Were Developed

The Conflict Minerals due diligence measures reflected in Signet’s SRSPs have been designed to conform with and exceed the OECD Due Diligence Guidance, as applicable, for tin, tantalum, tungsten, and for gold for downstream companies (as the term is defined in the OECD Guidance), in all material respects.

Signet designed its due diligence measures in accordance with the five-step framework of the OECD Due Diligence Guidance, as highlighted below.

1.	Signet established strong Company management systems for Conflict Minerals supply chain due diligence and reporting compliance in its supply chain by:

a.	establishing a dedicated project team, including representatives from various internal departments such as Legal, Corporate Affairs, Merchandising, Supply Chain and Internal Audit, as well as external expert consultants with relevant experience in the supply chains of Conflict Minerals to develop and communicate Signet’s Conflict Minerals Policy, design and implement the SRSPs, engage with and support industry-driven programs relating to supply chain guidance and standards, and develop and implement internal policies and procedures to support the implementation of the SRSPs;

b.	ensuring that the development and implementation of the SRSPs were harmonized not only with the OECD Due Diligence Guidance, but also with established other international guidance and standards developed within or compatible with the OECD framework, all of which stipulate the criteria for (and mechanisms for achieving) a “DRC conflict free” designation for gold, tin, tantalum and tungsten, such as the LBMA’s Responsible Gold Guidance and Good Delivery List, and the Conflict-Free Smelter List published by the CFSI;

c.	incorporating compliance with the SRSPs into supplier contracts to define Signet’s expectations of suppliers regarding sourcing of Conflict Minerals and reporting of information to Signet.

2.	Signet identified and assessed Conflict Minerals risks in its supply chain by:

a.	conducting a careful review of company records to identify direct suppliers of Products containing necessary Conflict Minerals (in the form of gold and the derivatives tin, tantalum and tungsten (collectively “3TG”)). Signet’s Products are supplied by nearly 400 direct suppliers. However, through a comprehensive review of company and supplier records (bill of materials, invoices, product line sheets, etc.), Signet was able to determine that approximately 200 of its direct suppliers of Products do not supply Signet with Products containing any 3TG whatsoever. Further, more than 95% of the 3TG in its Products is supplied by less than 60 direct suppliers (see 2.B.1 below for more information);

b.

developing an SRSP compliance report and sending notice throughout 2013 to all suppliers of Products that they should complete that report. The SRSP compliance report is a reporting tool for suppliers to describe the sourcing methods they use to comply with the requirements of the SRSPs. The SRSPs require Signet’s direct suppliers to validate and certify that every source of 3TG used, including subcontractors, are supplied in conformance with the SRSPs. Suppliers are, likewise notified that their validation of their own supply chains and the veracity of their SRSP compliance report may be subject to an independent third-party audit;

c.	reviewing the SRSP compliance reports submitted by suppliers to determine if further information is required or if any risks can be identified;

d.	following-up with suppliers of Products regarding their reporting, particularly those suppliers that supply significant amounts of Products containing 3TG to Signet, to make sure that they are able claim compliance with the SRSP. Through the SRSP compliance reporting process described in 2.B.2 below, Signet was able to determine that more than 95% of the 3TG in its Products were from suppliers claiming to have supply chains that are in compliance with the SRSPs;

e.	notifying all suppliers of Products containing 3TG that their SRSP compliance claims are subject to independent third party audit, and notifying a representative sample of suppliers that they are required to have their 2013 compliance reports independently audited by accredited third party auditors in 2014 (see 2.B.4 below for more information);

f.	as an active participant in industry initiatives such as the OECD Guidance, LBMA Responsible Gold Standard, RJC, and the CFSI, Signet, through the implementation of the SRSPs, leveraged the due diligence conducted on smelters and refiners, especially through (i) the LBMA’s Responsible Gold Guidance and (ii) the CFSI’s Conflict-Free Smelter Program (“CFSP”);

i.	LBMA’s Responsible Gold Guidance for “Good Delivery” Refiners follows the five-step framework for risk-based due diligence set forth in the OECD Due Diligence Guidance , and follows the requirements detailed in the OECD Gold Supplement adopted on 17 July 2012. All refiners producing LBMA “good delivery” gold must comply with this LBMA Responsible Gold Guidance in order to remain on the LBMA Good Delivery List. Any Refiner applying to be a LBMA Good Delivery accredited Gold Refiner after January 1, 2012, must implement the LBMA Responsible Gold Guidance and pass an audit prior to becoming a member of the Good Delivery List (see www.lbma.org.uk).

ii.	The CFSP uses independent private sector auditors to audit the source, including mines of origin and chain of custody of the Conflict Minerals used by smelters and refiners that agree to participate in the CFSP. The smelters and refiners that are found to be CFSP compliant are those for which the independent auditor has verified that the smelter’s or refiner’s conflict minerals originated from conflict free mines and trading in the Democratic Republic of the Congo or any of its adjoining countries.

3.	Signet designed and implemented strategies to respond to Conflict Minerals risks identified by verifying that smelters and refineries in Signet’s supply chain that source 3TG from the Covered Countries are certified as “conflict free” under established international guidance and standards, such as the LBMA’s Responsible Gold Guidance and Good Delivery List, and the Conflict-Free Smelter List published by the CFSI (see sections 2.B.1a and 2.B.2a below). These strategies also include:

a.	reporting findings to designated senior management that outline the relevant information gathered and assess the risks identified.

b.	devising and adopting a risk management plan, which includes:

i.	remaining engaged with relevant international organizations, NGOs, stakeholders and other experts regarding due diligence measures;

ii.	facilitating training and education for suppliers and other stakeholders on the SRSPs and other due diligence measures;

iii.	continuing trade with suppliers throughout the course of measurable risk mitigation efforts and through identification of any “red flags” in Signet’s supply chain;

iv.	suspending trade with suppliers while pursing ongoing measureable risk mitigation; or

v.	disengaging with a supplier in cases where mitigation appears not feasible or unacceptable.

4.	Signet contributed to independent third-party audits of the due diligence practices of Conflict Minerals smelters and refiners by participating in industry organizations such as the LBMA, the RJC and the CFSI (see 2.B.3 below), and through notification of the requirement for independent audit of compliance with the SRSPs by Signet suppliers (see section 2.B.4 below).

5.	Signet reported on its Conflict Minerals supply chain due diligence activities (as per this report and further information available on the Signet public website at www.signetjewelers.com/corporate-responsibility/responsible-sourcing).

B: Due Diligence Measures Performed

Our due diligence measures included the following activities:

1)	Signet conducted a survey of 85 direct suppliers, which specifically targeted suppliers that supply Signet with large amounts of gold and/or 3Ts, to gather detailed information about Signet’s supply chain and sources of Conflict Minerals, which included questions about the refinery or smelter sources in accordance with OECD Due Diligence Guidance, and obligated those suppliers to make similar efforts to survey their own supply chains and report the sources of necessary Conflict Minerals;

a.	as a result of this survey, Signet determined that a single source of tin from one direct supplier originated in the Democratic Republic of the Congo or an adjoining country and was processed by a smelter which is certified under the terms of the CFSP, and therefore qualifies as “DRC conflict free”.

2)	Signet contacted 432 suppliers based on individual vendor numbers throughout 2013, to complete compliance reports relating to the SRSPs, receiving 371 replies. Suppliers were required to notify Signet regarding any changes that occur in their supply chain that would be material to the supplier’s SRSP compliance claims.

3)	Signet supported programs such as the OECD Due Diligence Guidance, the RJC’s Chain of Custody Standard and Provenance Claim Provision, LBMA’s Responsible Gold Guidance, and the CFSI Conflict- Free Smelter Program through participation in relevant conferences, review committees and other sub-committees.

a.	Because Signet’s SRSP for gold is aligned with the LBMA’s Responsible Gold Guidance, Signet had reason to believe that that some gold supplies provided through the LBMA “good delivery” system may have originated in the Democratic Republic of the Congo or an adjoining country, all of which were refined by refineries which were certified under the terms of the LBMA’s Responsible Gold Guidance as “conflict free” after an independent third-party audit obtained by LBMA, and therefore qualify as “DRC conflict free”.

4)	Signet notified 58 direct suppliers of Products containing 3TG, including many suppliers that supply Signet with large amounts of gold and/or 3Ts, that they would be required to have their SRSP compliance reports for 2013 independently audited by accredited third-party auditors in 2014.

3: DUE DILIGENCE DETERMINATION

After conducting due diligence on the source and chain of custody of the Products, Signet reasonably determined that each of the Products that the Company manufactures or contracts to manufacture and that contain any necessary Conflict Minerals are “DRC conflict free” as defined in Exchange act Section 13(p), Rule 13p-1 and Form SD. These Products are those for which Signet determined that production of these products was in accordance with the SRSP and that supplies of these necessary “Conflict Minerals” did not finance or otherwise benefit armed groups, as the term is defined in Section 13(p) and Form SD, in the Democratic Republic of the Congo nor in any of its adjoining countries.

4: INDEPENDENT PRIVATE SECTOR AUDIT

Signet’s due diligence processes for the Products that contain 3TG found to be “DRC conflict free” were audited by SGS, a specialist independent private sector auditor. SGS’s report can be found on pages 9 to 10 of this Conflict Minerals Report.

INDEPENDENT AUDIT REPORT

INDEPENDENT PRIVATE SECTOR AUDIT ON SIGNET JEWELERS LIMITED’S CONFLICT MINERALS REPORT

SCOPE, OBJECTIVE AND METHODOLOGY OF THE AUDIT

SGS was commissioned by Signet Jewelers Ltd. (Signet) to conduct an independent audit of their Conflict Minerals Report for the reporting period from January 1 to December 31, 2013. The scope of this audit was limited to the following sections of this report:

2: DUE DILIGENCE MEASURES

A: Design of Due Diligence Measures: How the SRSPs Were Developed

B: Due Diligence Measures Performed

This audit did not attempt to evaluate the accuracy of the conclusions of Signet’s due diligence process as described in the Conflict Minerals Report section 3: DUE DILIGENCE DETERMINATION.

We conducted this performance audit in accordance with US GAO Performance Audit standards and thereby in accordance with the US Generally Accepted Government Auditing Standards (GAGAS). Those standards require that we plan and perform the audit to obtain sufficient, appropriate evidence to provide a reasonable basis for our findings and conclusions based on our audit objectives. We believe that the evidence obtained, through a combination of pre-audit research, telephone interviews with relevant representatives of Signet USA and UK, as well as documentation and record review, provides a reasonable basis for our findings and conclusions based on our audit objectives.

The audit’s objective was established in accordance with the Final Rule of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to the use of conflict minerals and is to evaluate the information available and express an opinion or conclusion as to whether (A) the design of Signet’s due diligence framework as set forth in the Conflict Minerals Report, with respect to the period covered by the report, is in conformity with, in all material respects, the criteria set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition), and (B) whether Signet’s description of the due diligence measures it performed as set forth in the Conflict Minerals Report, with respect to the period covered by the report, is consistent with the due diligence process that Signet undertook.

STATEMENT OF INDEPENDENCE AND COMPETENCE

The SGS Group of companies is the world leader in inspection, testing and verification, operating in more than 140 countries and providing services including management systems and service certification; quality, environmental, social and ethical auditing and training; environmental, social and sustainability report assurance. SGS affirm our independence from Signet Jewelers Ltd, being free from bias and conflicts of interest with the organization, its subsidiaries and stakeholders according to the GAGAS Conceptual Framework for Independence. The audit team was assembled based on their knowledge, experience and qualifications for this assignment and conducted the performance audit in accordance with the SGS Code of Integrity.

AUDIT CONCLUSIONS AND OPINION

On the basis of the methodology described and the verification work performed we believe that the evidence obtained provides a reasonable basis for our findings and conclusions based on our audit objectives.

Our performance audit was conducted as planned. Interviewees were very open and willing to assist in supplying all evidence requested, including documentation and supporting records which were provided promptly. Our interim recommendations were acted upon immediately to expand some descriptions within the Signet Conflict Minerals Report.

We are satisfied that the design of Signet’s due diligence framework, as described in their Conflict Minerals Report section 2A) is in conformity with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) in all material respects.

We are satisfied that the due diligence measures undertaken by Signet during the reporting period are consistent with the due diligence process described in their Conflict Minerals Report section 2B).

It is clear that Signet has established strong management systems for Conflict Minerals supply chain due diligence and reporting compliance in its supply chain through the implementation of their SRSPs and the integration of these into daily business practices.

Our recommendation for future Conflict Minerals Reporting is to expand the description of due diligence measures performed in line with the ongoing due diligence which is being undertaken by Signet.

Signed:

For and on behalf of SGS North America Inc.

MS. Effie Marinos	Rebecca Bowens (Lead Auditor)
Sustainability Manager	SGS United Kingdom Ltd.
May 13, 2014

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